Exhibit 7.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Years Ended December 31,

	2002	2003	2004

Earnings:
Income from continuing operations before income taxes	307,161	209,368	23,897
Fixed charges	108,876	118,133	166,483
Minority interest expense	—	—	—
Amortization of capitalized interest	24,401	28,614	29,201
Capitalized interest	(52,406)	(19,884)	(21,452)

Total adjustments	80,871	126,863	174,232

Earnings adjusted for fixed charges	388,032	336,231	198,129

Fixed charges:
Interest expensed and capitalized, including amortization of capitalized expenses (other than cap interest) related to indebtedness	107,458	116,914	164,851
Portion of rent expense representative of interest (1)	1,418	1,219	1,632

Total fixed charges	108,876	118,133	166,483

Ratio of earnings to fixed charges	3.6	2.8	1.2

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense	4,296	3,694	4,945
Estimated percentage (based on SEC guidance)	33%	33%	33%

Estimated interest within rental expense	1,418	1,219	1,632

(1)	One third of rent expense is deemed to be representative of interest.